                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                       OF
                              SUNRISE MEDICAL INC.
                                       AT
                              $10.00 NET PER SHARE
                                       BY
                            V.S.M. ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                             V.S.M. HOLDINGS, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                             V.S.M. INVESTORS, LLC
                              A COMPANY FORMED BY
                        VESTAR CAPITAL PARTNERS IV, L.P.
                                      AND
                       PARK AVENUE EQUITY PARTNERS, L.P.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
          ON WEDNESDAY, DECEMBER 6, 2000, UNLESS THE OFFER IS EXTENDED.
SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE
  EXPIRATION OF THE INITIAL PERIOD OF THE OFFER, BUT NOT DURING THE SUBSEQUENT
                        OFFERING PERIOD DESCRIBED BELOW.

To: The Stockholders
    of Sunrise Medical Inc.

    This Supplement (the "Supplement") to the Offer to Purchase dated
October 30, 2000 (the "Original Offer to Purchase") updates and/or supplements certain information contained therein. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Offer to Purchase. Sections referred to herein correspond to those sections set forth in the Original Offer to Purchase.

    The Summary Term Sheet is hereby amended and supplemented to include at the end thereof the following questions and answers:

- HOW MANY SHARES MUST BE TENDERED TO SATISFY THE MINIMUM CONDITION?

    We believe that the tender of 12,723,948 shares of common stock of Sunrise Medical Inc. would satisfy the minimum condition.

- DID EXECUTIVES OF SUNRISE MEDICAL INC. HAVE INTERESTS IN THE TRANSACTION DIFFERENT FROM THE INTERESTS OF STOCKHOLDERS IN GENERAL?

    Yes. Certain executives of Sunrise Medical Inc. have certain interests in the transaction that are different from, or in addition to, the interests of stockholders in general. Among other things, eleven executives who beneficially owned, as of October 30, 2000, approximately 0.2% of the outstanding shares of common stock of Sunrise Medical Inc. (approximately 6.6% after giving effect to the exercise of their stock options that have exercise prices below $10.00 per share and will not be cancelled without consideration) have agreed to invest in Parent and to enter into new employment agreements with Sunrise Medical Inc. See "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" in the Original Offer to Purchase.

- DO YOU THINK THE OFFER IS FAIR TO UNAFFILIATED STOCKHOLDERS OF SUNRISE MEDICAL INC.?

    Yes. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of Sunrise Medical Inc. who have agreed to invest in Parent believe that the price per share offered and the merger consideration is fair to the unaffiliated and affiliated stockholders of Sunrise Medical Inc. See "SPECIAL
FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions--Purchaser, Holdings, Parent, VCP IV and PAE."

- WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND MERGER?

    The transaction will be a taxable transaction for all stockholders of Sunrise Medical Inc. The cash you receive in the transaction in exchange for your shares of common stock of Sunrise Medical Inc. will be subject to federal income tax and also may be taxed under applicable state, local and other tax laws. In general, you will recognize gain (or loss) equal to the difference between (i) the cash you receive and (ii) the tax basis of your shares exchanged in the transaction.

    There will be no gain or loss to Sunrise Medical Inc. or Purchaser or its affiliates as a result of the transaction.

    You should consult your tax advisor regarding the specific tax consequences of the transaction applicable to you. See "The Tender Offer--Certain United States Federal Income Tax Consequences" in the Original Offer to Purchase.

    The Summary Term Sheet is hereby further amended and supplemented by amending and restating in its entirety the fourth sentence in the response to the question "What does the Sunrise Medical Inc. Board of Directors think of the offer?" as follows:

"The board of directors of Sunrise Medical Inc. has determined that the terms of the offer and the merger are fair to, and in the best interests of, the affiliated and unaffiliated stockholders of Sunrise Medical Inc. and recommends that you tender your shares in the offer."

    "SPECIAL FACTORS--Background of the Transactions" is hereby amended and supplemented as follows:

    The second sentence of the third paragraph is amended and restated in its entirety as follows:

    "Following the press release, the Company received inquiries from approximately 16 third parties, primarily financial buyers, interested in a potential transaction with the Company."

    The sixth through fifteenth paragraphs are amended and restated in their entirety as follows:

    "In the spring of 2000, members of the Company's senior management continued to formulate and revise a series of internal restructuring plans and examined various secured and unsecured financing alternatives. On February 29 and April 25, 2000, the Company Board met and received briefings on these matters from members of the Company's senior management, including Mr. Hammes and Steven Jaye (the Company's general counsel and senior vice president), Ted Tarbet (the Company's chief financial officer), Raymond Huggenberger (the Company's senior vice president and president of European operations), Geoff Cooper (the Company's vice president and chief information officer), and

John Radak (the Company's controller). Also, Mr. Hammes and Mr. Jaye reported to the Company Board as to the inquiries they had received from potential financial partners.

    Following these Company Board meetings and through mid-June, at the request of the Company Board, Mr. Hammes and Mr. Jaye met with representatives of four prospective financial partner groups, answering questions regarding the Company and its business and prospects. On May 11, 2000, Messrs. Hammes, Jaye and Radak held a preliminary meeting with representatives of PAE and VCP IV. Also on that same day, Mr. Hammes and Mr. Jaye held a preliminary meeting with representatives of a consortium consisting of four prospective merchant banking partners which indicated interest in exploring a possible leveraged buyout or recapitalization involving the Company.

    Mr. Hammes and Mr. Jaye again met with representatives of the merchant banking consortium on June 1, 2000. On June 7, 2000, Mr. Hammes, Mr. Jaye and Mr. Radak, together with representatives of Deutsche Banc Alex. Brown, again met with the consortium. At this meeting, management made a presentation regarding the Company and its business and prospects and answered questions regarding the challenges facing the Company's restructuring plans.

    On June 14, 2000, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, met with VCP IV and PAE. At this meeting, members of the Company's senior management made a presentation to representatives of VCP IV and PAE. Also at this meeting, representatives of VCP IV and PAE discussed their preliminary interest in pursuing with the Company a leveraged recapitalization transaction that potentially would value the Common Stock at a price per Share of $10.00.

    In mid-June 2000, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, also met again with representatives of the consortium of four merchant banking firms to discuss further the consortium's interest in a possible leveraged buyout or recapitalization transaction. The consortium suggested a price per Share significantly lower than $10.00, and expressed concern regarding the likelihood of successful implementation of the Company's restructuring plans. In the week that followed, a member of the consortium contacted the Company and orally suggested another form of transaction, which also would have resulted in a price per Share significantly lower than $10.00. During this time, again at the request of the Company Board, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, also met with another merchant banking firm to discuss a potential transaction. At that meeting, representatives of management and the prospective financial buyer discussed the Company's business and restructuring plans. The parties also discussed potential financing of any transaction.

    On June 21, 2000, the Company Board met to discuss, among other matters, the progress made with respect to the Company's internal restructuring plans and financing efforts. The Company Board was also updated as to the interest of, and discussions held with, VCP IV, PAE and the other merchant banking firms referenced above. In light of the high level of interest that was expressed by potential financial partners at the previous meetings, the Company Board directed Mr. Hammes and Mr. Jaye and Deutsche Banc Alex. Brown to continue to pursue discussions with VCP IV, PAE and one other financial partner that had proposed the highest transaction values. At this Company Board meeting, Deutsche Banc Alex. Brown reviewed with the Company Board a list of potential strategic partners, and the Company Board authorized Deutsche Banc Alex. Brown to contact two strategic partners that the Company Board believed would be likely to consider and consummate a possible business combination or other strategic transaction with the Company.

    In late June and July of 2000, discussions with VCP IV, PAE and the other prospective financial partner continued. The parties continued to discuss the Company's business and restructuring plans and the difficulties the Company had encountered, including its loss of market share during the last few years.

    In late July 2000, Messrs. Hammes, Jaye, Tarbet, Huggenberger, Cooper and Radak, Sam Sinasohn, the Company's vice president of taxes and special projects, and Ben Anderson-Ray, the Company's senior vice president and president of its Global Business Group, and representatives of Deutsche Banc Alex. Brown met with another prospective financial partner. The members of management made a more detailed presentation of the Company's business and restructuring plans, specifically discussing the challenges to the Company in its restructuring plans. Shortly thereafter, that entity declined any further interest in pursuing a transaction.

    On August 1, 2000, the other prospective financial partner returned the information regarding the Company with which it had been provided, expressing its unwillingness to proceed in a transaction that valued the Common Stock at or above $10.00 per Share. After some discussion, the two strategic partners that had been contacted also expressed no interest in pursuing such a transaction.

    On August 3, 2000, Mr. Hammes and Mr. Jaye and representatives of Deutsche Banc Alex. Brown met with representatives of VCP IV and PAE. At that meeting, the parties discussed the historical performance of the Company and its proposed restructuring plans. Around that time, the Company provided to VCP IV and PAE certain confidential information and access to the Company's employees in connection with VCP IV's and PAE's business diligence."

    The third sentence of the eighteenth paragraph is amended and restated in its entirety as follows:

    "The proposal provided for a break-up fee of $10 million if a superior proposal was accepted by the Company or if any acquisition proposal was accepted by the Company within 12 months of the termination of the agreement with Parent. It also provided for expense reimbursement arrangements whereby the Company would be responsible for up to $4 million of expenses incurred by Parent."

    "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions" is hereby amended and supplemented as follows:

    Paragraphs 2 through 4 thereunder are hereby amended and restated in their entirety as follows:

    "2. The Company Board considered the relationship of the Offer price to the historical market prices of the Shares, with particular focus on the market prices of the Shares during the period from January 1, 1999 to October 13, 2000, during which period the trading volume of the Shares equaled approximately 96.9% of the Shares in the public float. The Company Board noted that approximately 92% of such Shares were traded at a price below $8.00 per Share. The Company Board also noted the low and high market prices of the Shares of $3.75 and $7.13 per Share, respectively, during the 52-week period (a period often used as a reference point for the short-term trends in the market prices of publicly traded securities) preceding public announcement of the Offer and the Merger. The Company Board also considered the fact that the cash consideration that the Company's stockholders would receive for each Share under the Revised Proposal was at a significant premium to the Company's then-current market price.

    3. The fact that the Company Board had explored the possibility of pursuing various other possible transactions that would enhance stockholder value, including the Company's alternative to remain an independent public company and the possibility of curtailing operations in an attempt to increase profitability, and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Company Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Company Board considered the Company's failure starting in 1996 to successfully implement a series of restructuring plans and achieve the desired results. The Company Board also considered that during this period the Company had lost market share and earned significantly lower profits than a number of its competitors, and had failed to demonstrate convincingly any transformation to a significantly higher growth or higher profitability business. In addition, the Company Board also considered the possibility of achieving the results sought by its current restructuring plans (including attainment of significantly higher growth and profit than the Company has historically achieved) may not in fact be realized.

    4. The Company's business, prospects, financial condition, current business strategy and competitive position in the health care industry. In addition to considering the loss of market share, the failed past restructuring efforts and the possibility that the current restructuring plan would not achieve the results sought, the Company Board also considered the possibility that the Company's future growth and achievement of its business plan may be constrained by the Company's limited access to debt and equity financing."

    The paragraph following paragraph 10 is replaced in its entirety with the following:

    "11. The Company Board considered the ability of the stockholders who may not support the Merger to obtain "fair value" for their shares if they perfect and exercise their appraisal rights under the General Corporation Law of the State of Delaware.

    The Company Board and the members of the Special Committee also considered that the Offer and the Merger would result in the unaffiliated stockholders of the Company no longer continuing to have an equity interest in the Company and being able to continue to participate in the future earnings and potential growth of the Company. The Company Board and the members of the Special Committee believe that this factor is outweighed by the other factors set forth above.

    The Company Board and the members of the Special Committee found reasonable and expressly adopt the opinions and the related financial analyses of the Special Committee's financial advisors, which opinions and analyses are summarized below. The Company Board and the members of the Special Committee believe that the price per Share and the Merger Consideration is fair to the unaffiliated stockholders of the Company.

    The Company Board and the Special Committee did not consider the Company's net book value or liquidation value to be material in evaluating the value of the Company. The Company Board and the Special Committee noted that the Company's net book value was higher than the Company's equity value implied by the $10.00 per Share cash consideration payable in the Offer and the Merger based on the Company's balance sheet as of June 30, 2000, but also noted that the investment community, including research analysts, generally did not use net book value as a measure for valuing companies in the medical device and equipment sector of the health care industry. The Company Board and the Special Committee also noted that the Special Committee's financial advisors did not consider the net book value or liquidation value to be material in evaluating the value of the Company. Accordingly, the Company Board and the Special Committee believed that the net book value did not adequately reflect the market value of the Company and the valuation that a third party buyer would likely place on the Company. The Company Board and the Special Committee also believed that the Company's liquidation value would be substantially below the $10.00 per Share cash consideration payable in the Offer and the Merger.

    PROCEDURAL FAIRNESS. The Company Board and the members of the Special Committee also determined that the Offer and the Merger are procedurally fair because, among other things:

    - the Special Committee consisted of non-employee, independent directors appointed to represent the interests of the Company's unaffiliated stockholders in connection with the negotiation and approval of the terms of the Offer and the Merger;

    - none of the members of the Special Committee will be investors in Parent;

    - the Special Committee received advice from independent legal counsel and two separate financial advisors;

    - the Special Committee received separate written opinions from Deutsche Banc Alex. Brown and Batchelder & Partners, Inc. as to the fairness, from a financial point of view and as of the date of such opinions, of the $10.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent, the Executives and their respective affiliates); and

    - the $10.00 per Share cash consideration and the other terms and conditions of the Merger Agreement resulted from bargaining between the Special Committee and its representatives, on the one hand, and VCP IV and PAE and their representatives, on the other hand.

    In light of the foregoing factors, the Special Committee and the Company Board determined that the Offer and the Merger are procedurally fair despite the fact that the terms of the Merger Agreement do not require the approval of at least a majority of the unaffiliated stockholders of the Company and that the Special Committee and the Company Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Merger Agreement.

    The members of the Company Board and the members of the Special Committee evaluated the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company, and considered the advice of financial and legal advisors. The Company Board also considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the Company Board approve the Merger Agreement and the transactions contemplated thereby. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee quantified or otherwise assigned relative weights to the foregoing factors. In addition, individual members of the Special Committee and the Company Board may have given different weights to different factors."

    "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions--Purchaser, Holdings and Parent" is hereby amended and restated in its entirety as follows:

    "PURCHASER, HOLDINGS, PARENT, VCP IV AND PAE. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent regard the acquisition of the Company as an attractive opportunity because they believe that the Company's future business prospects are favorable. Although the investment will involve a substantial risk, each of them believes that the long-term value of the equity investment could appreciate significantly.

    Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent believe that the price per Share offered hereby and the Merger Consideration is fair to the Company's affiliated and unaffiliated stockholders. Their conclusion is based upon and supported by
(a) the recent and historical prices of the Shares, see "The Tender Offer--Section 6" ("Price Range of Shares; Dividends"), and the fact that the cash consideration which the Company's stockholders will receive for each Share pursuant to the Offer and the Merger is at a significant premium to the market price of a Share immediately prior to the execution of the Merger Agreement, (b) their due diligence review of the Company and their assessment of the Company's business, prospects, financial condition, current business strategy and competitive position in the health care industry, (c) the fact that representatives of the Company had solicited proposals to purchase the Company from other third parties and were not able to obtain an offer more attractive to the Company's unaffiliated stockholders than the Offer and the Merger and
(d) the opinions of the Special Committee's financial advisors and the related financial analyses performed by those financial advisors, which were directed to and for the benefit of the Special Committee and are summarized below, and which Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent expressly adopt. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent also considered that the Offer and the Merger would result in the unaffiliated stockholders of the Company no longer continuing to have an equity interest in the Company and being able to continue to participate in the future earnings and potential growth of the Company. They believe that this negative factor is outweighed by the other factors described above. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent did not quantify or otherwise assign relative weights to the foregoing factors. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent did not consider the net book value or liquidation value of the Company in evaluating the Company, and they expressly adopt the conclusion of the Company Board and the Special Committee that such valuations are not material and their reasons for such conclusion.

    Although the Merger Agreement does not require the approval of at least a majority of the unaffiliated stockholders of the Company and the Special Committee and the Company Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Merger Agreement, Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent believe that the Offer and the Merger are procedurally fair to the unaffiliated stockholders of the Company. Their conclusion as to the procedural fairness of the Offer and the Merger are based upon and supported by the fact that (a) the terms of the transactions were negotiated by representatives of the offerors with the Special Committee (which consists solely of directors of the Company who are neither employees of the Company nor affiliates of the offerors, who will not be investors in Parent and who constitute a majority of the Company Board) and representatives of the Special Committee, (b) such negotiations were conducted at a time when Purchaser, Holdings, Parent, VCP IV and PAE did not beneficially own any Shares and after representatives of the Company had solicited proposals to purchase the Company from other third parties and
(c) the transaction has been unanimously approved by the members of the Special Committee who are neither employees of the Company nor affiliates of the offerors. Purchaser, Holdings, Parent, VCP IV, PAE and the executive officers of the Company who have agreed to invest in Parent did not quantify or otherwise assign relative weights to the foregoing factors."

    "SPECIAL FACTORS--Opinions of the Special Committee's Financial Advisors--OPINION OF DEUTSCHE BANC ALEX. BROWN" is hereby amended as follows:

    The second sentence of the sixth paragraph thereof is hereby deleted.

    The first sentence of the first paragraph of the subsection entitled "DISCOUNTED CASH FLOW ANALYSIS" is hereby amended and restated in its entirety as follows:

    "Deutsche Banc Alex. Brown performed a discounted cash flow analysis to estimate the present value of the unleveraged, after-tax free cash flows that the Company could generate during estimated fiscal years 2001 through 2005. In light of the Company's historical financial performance more fully described below, this analysis was based on two scenarios reflecting the potential for different revenue growth rates and EBITDA margins for the Company."

    The first sentence of the second paragraph of the subsection entitled "OTHER FACTORS" is hereby amended and restated in its entirety to read as follows:

    "The above discussion is a summary description of the material financial analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with its opinion to the Special Committee."

    Such paragraph is further amended by inserting after the second sentence thereof the following:

"Deutsche Banc Alex. Brown's opinion was not based on any single factor or analysis, nor did Deutsche Banc Alex. Brown attribute particular weight to individual factors or analyses. Rather, Deutsche Banc

Alex. Brown believed that the totality of the factors considered and analyses performed by Deutsche Banc Alex. Brown in connection with its opinion operated collectively to support its determination as to the fairness of the $10.00 per Share cash consideration from a financial point of view."

    The subsection entitled "Other Factors" is further amended by inserting after the seventh paragraph thereof the following:

    "During the past two years, Deutsche Banc Alex. Brown and its affiliates have received fees totaling approximately $10.8 million in the aggregate for its financial services to the Company and VCP IV and its affiliates."

    "SPECIAL FACTORS--Opinions of the Special Committee's Financial Advisors--OPINION OF BATCHELDER & PARTNERS, INC." is hereby amended as follows:

    The first sentence of the fourth paragraph is hereby amended by deleting the word "solely".

    The subsection entitled "COMPARABLE PUBLIC COMPANY ANALYSIS" is amended by inserting after the fifth sentence thereof the following:

"This analysis indicated an implied equity value of between $2.41 and $13.87 per Share."

    Such subsection is further amended by inserting after the penultimate sentence thereof the following:

"This analysis indicated an implied equity value of between $0.84 and $8.60 per Share."

    The subsection entitled "COMPARABLE TRANSACTION ANALYSIS" is amended by inserting after the penultimate sentence thereof the following:

"This analysis indicated an implied equity value of between $2.81 and $16.56 per Share."

    The subsection entitled "PREMIUMS PAID ANALYSIS" is amended by inserting at the end thereof the following:

"This analysis indicated an implied equity value of between $7.85 and $8.75 per Share."

    The fourth sentence of the second paragraph of the subsection entitled "DISCOUNTED CASH FLOW ANALYSIS" is hereby amended and restated in its entirety to read as follows:

"The above discussion is a summary description of the material analyses and examinations actually conducted by Batchelder in the preparation of its opinion."

    The third sentence of the third paragraph of such subsection is hereby amended by deleting the word "solely" in each of the two places it appears.

    "SPECIAL FACTORS--Purpose and Structure of the Transactions" is hereby amended and supplemented as follows:

    The first paragraph thereof is hereby amended and restated in its entirety as follows:

    "The purpose of the Offer is to enable Purchaser and its affiliates to acquire a controlling equity interest in the Company, and to enable tendering stockholders of the Company to acquire $10.00 per Share in cash, in the shortest period of time practicable. As discussed under "The Merger Agreement--Company Board Representation" in the Original Offer to Purchase, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate a majority of the members of the Company's Board of Directors. As discussed in the next paragraph, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser will be able to cause the Merger to be consummated. The purpose of the Merger is to enable Holdings to become the sole stockholder of the Company. Purchaser and its affiliates are acquiring the Company at this time because they (a) are long-term investors which are willing to increase the Company's financial leverage by causing it to incur a significantly increased amount of indebtedness in connection with the Merger and (b) believe that, although there is a risk that the Company's current restructuring plan will not achieve the results sought and the Company's performance in the short term may not be favorable, the Company's current restructuring plan will be implemented successfully and over the long term their investment in the Company will appreciate significantly notwithstanding the Company's increased interest expense and debt repayment obligations."

    The following is hereby inserted at the end thereof:

    "The Offer and the Merger will be taxable transactions for all stockholders of the Company. The cash you receive in the Offer or the Merger in exchange for your Shares will be subject to federal income tax and also may be taxed under applicable state, local and other tax laws. In general, you will recognize gain (or loss) equal to the difference between (i) the cash you receive and (ii) the tax basis of your Shares exchanged in the transaction.

    There will be no gain or loss to the Company or Purchaser or its affiliates as a result of the Offer or the Merger.

    You should consult your tax advisor regarding the specific tax consequences of the transaction applicable to you. See "The Tender Offer--Certain United States Federal Income Tax Consequences" in the Original Offer to Purchase."

    "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" is hereby amended and supplemented as follows:

    The last sentence of the second paragraph of the subsection entitled "EMPLOYMENT AGREEMENTS" is hereby amended and restated in its entirety as follows:

"Under the Employment Agreements the Executives will have substantially similar rights to those they previously enjoyed under the terminated agreements and arrangements, except that (a) under his Employment Agreement, Robert Logemann will be entitled to receive a severance benefit equal to his annual base salary following a covered termination of his employment; previously he would not have been contractually entitled to a severance benefit and (b) under their respective Employment Agreements, each of Peter Riley, John Radak and Sam Sinasohn will be entitled to receive a severance benefit equal to 1.5 times the aggregate of his annual base salary and bonus following a covered termination of employment instead of 1.0 times to 2.0 times the aggregate of his annual base salary and bonus depending upon the timing of the covered termination."

    "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" is hereby amended and supplemented as follows:

    The subsection entitled "OTHER MANAGEMENT INVESTORS" is hereby amended and supplemented by adding the following at the end thereof:

"Such members of management will include Thomas H. O'Donnell, Daniel Easley, Jerome Aarestad, Richard Kocinski, Terry Mulkey, Ulrich Muller, Richard Ward, Klaus Appel, Goetz Bayer, Armando Diaz, Christopher Fullerton, John Gerhold, Bernd Humpert, Leah Kalin, Mark Ludwig, Brian Moore, Kim Welch-Hagel, Perry Payne, Jon Jaurequi, Kees Regeling, Marilyn Hamilton, Rita Hostak, Richard Runkles, Dave Greene, Alan Cooke, Michel Papillon, Jim Clement, Robert Culhane, Mark Hostak, Dave Johnston, Sandy Litwin, John Kirkpatrick, Mike Monk, Len Dangelo, Ron Grossheim, Oliver Niemann, Alan Deacon, Tilden Bennett, Robert Cunningham, William Forde and Blake Wotring."

    "THE TENDER OFFER--1. Terms of the Offer; Expiration Date" is hereby amended and supplemented as follows:

    The first paragraph thereof is amended and restated in its entirety as follows:

    "1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares validly tendered on or prior to the Expiration Date (as hereinafter defined) and not properly withdrawn as permitted by Section 4 ("Withdrawal Rights"). The term Expiration Date means 5:00 P.M., New York City time, on December 6, 2000, unless and until Purchaser (but subject to the terms and conditions of the Merger Agreement) shall have extended the initial period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the initial offering period, as so extended by Purchaser, shall expire."

    The following is hereby inserted after the second paragraph thereof:

    "In accordance with Rule 14d-11 under the Exchange Act, the Purchaser will provide, on the terms of the Merger Agreement described in the preceding paragraph, a subsequent offering period immediately following the Expiration Date if (x) the conditions to the Offer theretofore shall have been satisfied or waived and (y) the number of Shares that theretofore have been validly tendered and not withdrawn and accepted for payment represent more than 50% but less than 90% of the issued and outstanding Shares. The subsequent offering period will expire at 12:00 Midnight, New York City time, on the third business day following the Expiration Date, unless and until the Purchaser (but subject to the terms of the Merger Agreement) shall have extended the subsequent offering period. During the subsequent offering period, stockholders may tender but may not withdraw their Shares and will receive the price per Share payable in the Offer. Shares tendered during the initial offering period and accepted for payment may not be withdrawn during the subsequent offering period. The subsequent offering period will not be an extension of the Offer, but will be an additional period of time, following the expiration of the initial offering period and the acceptance for payment of Shares tendered and not withdrawn during the initial offering period, in which stockholders may tender Shares not tendered during the initial offering period.

    "THE TENDER OFFER--7. Certain Information Concerning the Company" is hereby amended and supplemented as follows:

    The last sentence of the first paragraph is hereby amended and restated in its entirety as follows:

"Purchaser, Holdings and Parent and their affiliates do not have any knowledge that would indicate that any statements contained herein based upon such information are untrue, but they would not necessarily be aware that any such information is untrue or that the Company has failed to disclose events that may have occurred and may affect the significance or accuracy of any such information."

    "THE TENDER OFFER--8. Certain Information Concerning Purchaser, Holdings and Parent" is hereby amended and supplemented as follows:

    The fourth paragraph is hereby amended by adding to the end thereof the sentence "VCP IV manages a committed equity capital pool of approximately $2.5 billion."

    The following paragraphs are inserted after the sixth paragraph thereof:

    "PAE is a Delaware limited partnership formed in 1999 principally for the purpose of investing in securities. PAE manages a committed equity capital pool of approximately $100 million.

    The sole general partner of PAE is Park Avenue Equity GP, LLC ("PAEP GP"), a Delaware limited liability company. PAEP GP is principally engaged in the business of investing in securities.

    The sole managing member of PAEP GP is PAE GP, LLC ("PAE GP"), a Delaware limited liability company. PAE GP is principally engaged in the business of investing in securities."

    The following paragraph is inserted after the eighth paragraph thereof:

    "Each of PAE, PAEP GP and PAE GP has its principal executive offices at 500 Park Avenue, Suite 510, New York, NY 10022. The telephone number for each of PAE, PAEP GP and PAE GP is (212) 758-4446."

    The penultimate paragraph thereof is hereby amended and supplemented by adding "PAE, PAEP GP, PAE GP" after "VA IV" each time a reference to "VA IV" appears in that paragraph.

    The last paragraph thereof is hereby amended and restated in its entirety as follows:

    "For certain other information concerning Purchaser, Holdings, Parent, VAC IV and PAE GP, see Schedule III."

    "THE TENDER OFFER--10. Certain Conditions of the Offer" is hereby amended and supplemented as follows:

    The first sentence of the last paragraph is hereby amended by deleting the words "at any time and from time to time" and replacing such words with "at any time and from time to time prior to, in the case of conditions relating to receipt of approvals from governmental authorities, the acceptance for payment of any Shares tendered pursuant to the Offer and, in the case of all other conditions, the Expiration Date."

    "THE TENDER OFFER--11. Certain Legal Matters and Regulatory Approvals" is hereby amended and supplemented as follows:

    The second paragraph of the subsection entitled "ANTITRUST" is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

"On November 2, 2000, Purchaser, Holdings and Parent received notice of termination of the waiting period under the HSR Act for the consummation of the Offer and the Merger."

    The last paragraph of the subsection entitled "PENDING LITIGATION" is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

"The actions KRIM V. SUNRISE MEDICAL INC., ET AL. and HARBOR FINANCE PARTNERS V. SUNRISE MEDICAL INC., ET AL. have been consolidated and, as of the date hereof, discovery has not been commenced. In connection with ROGERS V. SUNRISE MEDICAL INC., ET AL., discovery requests have been made of the Company and its directors, the Special Committee's financial advisors, VCP IV, Parent, Holdings and Purchaser. Each of these parties is in the process of responding to such discovery requests. On November 21, 2000, the Court in ROGERS denied plaintiffs' motion for a temporary restraining order against the Offer and the Merger, granted some limited expedited discovery in the case and scheduled a hearing on plaintiffs' motion for a preliminary injunction in connection with the Offer and the Merger for December 1, 2000. The defendants believe that plaintiffs' motion is wholly without merit and intend to defend against it vigorously."

    Annex B to the Original Offer to Purchase is hereby deleted in its entirety and replaced with Annex B to this Supplement.

    Schedule III to the Original Offer to Purchase is hereby amended and supplemented by adding thereto the information set forth in Schedule III to this Supplement.

                                                                         ANNEX B

                            BATCHELDER & PARTNERS, INC.
                        11975 EL CAMINO REAL, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130

                                                       TELEPHONE: (858) 704-3300
                                                      TELECOPIER: (858) 704-3340

                                                October 16, 2000

Special Committee of the Board of Directors
Sunrise Medical Inc.
2382 Faraday Avenue
Suite 200
Carlsbad, CA 92008

Gentlemen:

    You have asked us to advise you with respect to the fairness from a financial point of view of the Consideration (as herein defined) to be paid by V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M. Acquisition Corp. (individually and collectively, the "Acquiror") to the common shareholders (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) of Sunrise
Medical Inc., (the "Company"), pursuant to the terms of the Agreement and Plan of Merger dated as of October 16, 2000 (the "Merger Agreement") as of the date hereof. The Merger Agreement provides for, among other things, the acquisition by the Acquiror of all of the outstanding shares of common stock, $1.00 par value per share (the "Shares") of Sunrise Medical Inc. in exchange for $10.00 per Share in cash (the "Consideration"), subject to certain terms and conditions more fully described in the Merger Agreement (the "Merger"). We are acting as non-exclusive financial advisor to the Company's Special Committee in connection with the Merger (although in so acting, we are not entering into an agency or other fiduciary relationship with the Special Committee, the Company, its Board or stockholders or any other person) and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Except as otherwise defined herein, capitalized terms have the meanings ascribed to such terms in the Merger Agreement.

    In connection with our opinion, we have, among other things: (i) reviewed certain publicly available and internal financial and other data with respect to the Company, including the financial statements for recent years (the last audited Company financial statements provided to Batchelder & Partners, Inc. were as of June 30, 2000) and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for the Common Stock; (iv) reviewed and discussed with Deutsche Banc Alex. Brown, the Company's financial advisor, the background, history and terms of the transaction;
(v) compared the Company from a financial point of view with certain other companies that we deemed to be relevant; (vi) considered the financial terms, as they relate to the Company and to the extent publicly available, of selected recent business combinations of companies that we deemed to be comparable, in whole or in part, to the Merger; (vii) discussed with the Company's management the prospects for, and business challenges facing, the Company absent the Merger; (viii) reviewed and discussed with representatives of the Company's management certain information of a business and financial nature regarding the Company, furnished to us by them, including management's financial forecasts and related assumptions of the Company and the benefits expected to result from the Merger; (ix) made inquires regarding, and discussed, the Merger and the Merger Agreement and other matters related thereto with Company's counsel; and (x) performed such other analyses and examinations as we deemed appropriate.

    In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its accuracy and completeness in all material respects. With respect to the financial forecasts provided to us by representatives of the Company's management, (i) management has advised us that the forecasts provided to us accurately reflect the judgment of management; (ii) upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts, including projections of restructuring charges, have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time and through the date hereof as to the future financial performance of the Company; and (iii) that such projections provide a reasonable basis upon which we can form our opinion. In rendering our opinion, we express no view as to the reasonableness of the forecasts provided to us by the Company's management or the assumptions on which such forecasts are based. You have advised us and we have assumed, that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. The management of the Company has advised us and we have assumed that they are not aware of any facts or circumstances that would make the information reviewed by us inaccurate or misleading. We have relied on advice of your counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations including any applicable foreign laws. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. We were not retained or requested to consider any strategic alternatives to the Merger or to seek indications of interest from potential buyers in connection with rendering an opinion nor have we done so. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. Finally, our opinion is based on economic, monetary, currency exchange, financial markets and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, and except as specifically provided below, we do not assume any obligation to update, revise or reaffirm this opinion.

    We have further assumed with your consent that the representations and warranties of each party in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by such party under the Merger Agreement, and that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Shares (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view.

    This opinion is directed to the Special Committee for use in connection with its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or otherwise. This opinion is not a recommendation to any stockholder as to whether any stockholder should tender Shares into the Tender Offer pursuant to the Merger Agreement. Further, this opinion addresses only the financial fairness of the Consideration to be received by the stockholders of the Company (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) as of the date hereof, and it does not address any other aspect of the Merger including, without limitation, the relative merits of the Merger, any alternatives to the Merger or the Company's underlying business decision to proceed with or effect the Merger including the benefits to be obtained from ongoing independent operations. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent except that, if required by law, this opinion may be quoted in its entirety without deletion or modification in any materials to be presented to the shareholders of the Company in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                        Respectfully,

                                        /s/ BATCHELDER & PARTNERS, INC.

                                        BATCHELDER & PARTNERS, INC.

                                  SCHEDULE III
                        MANAGING MEMBERS OF PAE GP, LLC

    1. MANAGING MEMBERS OF PAE GP, LLC. The following table sets forth the name, the business address, present principal occupation or employment and five year employment history of each of the managing members of PAE GP. Each individual listed below is a citizen of the United States.

                                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
                    NAME                             AND FIVE-YEAR EMPLOYMENT HISTORY
                    ----                            ----------------------------------
William E. Mayer ............................  Since August 1999, Managing Member of Park
c/o Park Avenue Equity Management, LLC         Avenue Equity Management, LLC, a Delaware
500 Park Avenue                                limited liability company that is an
Suite 510                                      affiliate of PAE. From 1996 to July 1999, he
New York, New York 10022                       was Managing Member of Development Capital
                                               LLC. From 1992 to 1996 he was Dean of the
                                               College of Business and Management at The
                                               University of Maryland.

Theodore A. Greenberg .......................  Since August 1999, Managing Member of Park
c/o Park Avenue Equity Management, LLC         Avenue Equity Management, LLC, a Delaware
500 Park Avenue                                limited liability company that is an
Suite 510                                      affiliate of PAE. From May 1998 to July 1999,
New York, New York 10022                       he was Chief Financial Officer of Development
                                               Capital LLC. From 1995 to April 1998, he was
                                               Senior Manager of Marcum & Kliegman LLP, a
                                               regional accounting and consulting firm.

Anthony R. Bienstock ........................  Since August 1999, Managing Member of Park
c/o Park Avenue Equity Management, LLC         Avenue Equity Management, LLC, a Delaware
500 Park Avenue                                limited liability company that is an
Suite 510                                      affiliate of PAE. From March 1997 to June
New York, New York 10022                       1999, he was Vice President of MG Capital
                                               LLC. From January 1997 to February 1997, he
                                               was employed by Fletcher Asset Management,
                                               LLC. From 1994 to January 1997, he was an
                                               associate at Goldman, Sachs & Co.

The Thornton Group, LLC .....................  The Thornton Group, LLC is a New Jersey
Two Worlds Fair Drive                          limited liability company that is principally
Somerset, New Jersey 08875                     engaged in the business of investing in
                                               securities.

                   MANAGING MEMBER OF THE THORNTON GROUP, LLC

    1. MANAGING MEMBER OF THE THORNTON GROUP, LLC. The following table sets forth the name, the business address, present principal occupation or employment and five year employment history of the managing member of The Thornton Group, LLC. The individual listed below is a citizen of the United States.

                                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
                    NAME                             AND FIVE-YEAR EMPLOYMENT HISTORY
                    ----                            ----------------------------------
J. Douglas Holladay .........................  Since January 1996, Managing Member of The
c/o The Thornton Group, LLC                    Thornton Group, LLC. Prior to January 1996,
Two Worlds Fair Drive                          he was an independent consultant.
Somerset, New Jersey 08875

                          THE DEPOSITARY FOR THE OFFER IS:

                                THE BANK OF NEW YORK

  FOR INFORMATION TELEPHONE:         BY FACSIMILE TRANSMISSION:        BY MAIL OR HAND OR OVERNIGHT DELIVERY:
        (212) 815-3750            (for Eligible Institutions only)          Tender & Exchange Department
                                           (212) 815-6339                      101 Barclay Street, 7E
                                                                              New York, New York 10286
                                                                                   Attn: Kin Lau

                      THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                       or
                         CALL TOLL-FREE (800) 322-2885

November 29, 2000